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[ING FUNDS LOGO]

June 16, 2006

VIA EDGARLINK

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re: ING MUTUAL FUNDS
Post-Effective Amendment No. 116 to Registration Statement on Form N-1A Form Type: 485BPOS
Accession No. 950153-06-001642
(File Nos. 33-56094; 811-07428)

Dear Commissioners:

On behalf of ING Mutual Funds ("Trust"), I hereby request that Post-Effective Amendment No. 116 to Registration Statement on Form N-1A (Registration No. 33-56094) of the account under the Securities Act of 1933 and Amendment
No. 118 under the Investment Company Act of 1940 ("Post-Effective Amendment") previously filed on June 16, 2006 be withdrawn.

The request to withdraw Post-Effective Amendment No. 116 is because the Post-Effective Amendment was inadvertently filed identifying incorrect series and class identifiers.

Thank you for you assistance. Please contact the undersigned at 480-477-2649 with any questions.

                                     Regards,

                                     /s/ Paul Caldarelli
                                     ---------------------------
                                     Paul Caldarelli
                                     Counsel
                                     ING U.S. Legal Services

Attachment

CC: Huey P. Falgout, Jr., Esq
    ING Investments, LLC

    Reza Pishva
    Dechert LLP